FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 15, 2024, announcing that Gilat Joins WAVE Consortium Board.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 15, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Joins WAVE Consortium Board

Petah Tikva, Israel, August 15, 2024 —Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today its selection as a board member of the newly established Waveform Architecture for Virtualized Ecosystems (WAVE) Consortium. Gilat joins a distinguished group of board members committed to driving innovation in satellite communication networks through agile, scalable, and cost-effective infrastructure.

Established in March 2024, the WAVE Consortium emerges at a critical juncture as the satellite communications industry aligns with the broader telecommunications sector. This alignment seeks to expand the reach and capabilities of satellite communications, meeting the ever-evolving demands for connectivity. Gilat’s involvement with WAVE underscores its commitment to fostering an open, interoperable ecosystem that transcends traditional growth constraints.

Gilat’s Head of Research & Algorithms, Guy Levitas, and Chief Architecture Officer, Adi Adotler, will represent the company on the WAVE Consortium board. With their extensive experience and expertise, they will play pivotal roles in advancing the consortium’s mission.

Guy Levitas brings 18 years of experience at Gilat to the WAVE board. As the Head of Research & Algorithms, he manages the modem algorithm group, focusing on the physical layer of Gilat modems and driving research in R&D. Guy has also led the Modems Group, directing a team of engineers responsible for signal processing designs and implementations across all Gilat products.

“The WAVE Consortium represents a transformative shift in how we approach satellite communications,” said Guy Levitas. “By fostering a collaborative and open environment, we can drive innovation and adaptability across the industry. Our goal is to enable seamless interoperability and scalable solutions that meet the connectivity needs of the future.”

Adi Adotler has been with Gilat for 24 years, leading the System Architects group since 2019. Adi has been instrumental in designing Gilat's support for NGSO constellations, Aero & Maritime mobility, and Cloud architecture. He has previously held various senior roles within Gilat, specializing in Management layers, Baseband, Advanced Data layers, Mobility, and backhauling services.

“Joining the WAVE Consortium is a significant step for Gilat,” said Adi Adotler. “This initiative aligns perfectly with our vision of an interoperable, cloud-native ecosystem that drives rapid innovation. The standards and specifications developed by WAVE will enable us to create more flexible and efficient solutions, ultimately benefiting our customers and the broader SATCOM industry.”

Anirban Chakraborty, Chair of the WAVE board and CTO of Comtech Telecommunications, also commented on the significance of Gilat joining the consortium: "Gilat's inclusion in the WAVE board adds tremendous value to WAVE’s mission. Their extensive experience developing versatile SATCOM solutions and commitment to innovation aligns with our goals. Together, we can accelerate the transition towards a fully virtualized and interoperable SATCOM ecosystem, ensuring the industry remains agile, efficient, and responsive to global communication needs."

About WAVE

Waveform Architecture for Virtualized Ecosystems (WAVE), created under the auspices of IEEE-ISTO, envisions a future where SATCOM networks are built on agile, scalable, and cost-effective commodity platforms, enabling rapid acceleration of innovation in network services and operations to bring a more competitive and vibrant supplier ecosystem. Leading companies and organizations in the space industry, including two U.S. Department of Defense (DoD) offices, have come together to form the WAVE Consortium, a non-profit industry group created to advance waveform virtualization for satellite gateway and terminals. The members include Microsoft, SES, Intelsat, Comtech, iDirect, Amazon Web Services (AWS), Reticulate Micro, The Space Crowd, Airforce Research Lab, and the DoD Chief Information Office.

Membership and other information is available at the consortium’s website: https://www.waveconsortium.org.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://gilat.com/

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com